Exhibit 25

                            [FIRST UNION LETTERHEAD]

                                 August 3, 2005

VIA FACSIMILE AND
FEDERAL EXPRESS

Mr. Sidney Lassen
Chief Executive Officer
Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, Louisiana 70062

Dear Mr. Lassen:

            We have reviewed Sizeler's August 2, 2005 press release announcing amendments to its shareholders rights plan. We wish to reiterate First Union Real Estate Equity and Mortgage Investments' ("First Union") interest in participating in any offering by Sizeler of equity or debt securities on a basis comparable to that offered to others. Moreover, we may be willing to pay a premium in order to purchase the entire issue. Accordingly, please provide First Union - or alternatively all Sizeler shareholders - with any such opportunity contemplated.

            It is First Union's position that Sizeler's offering of securities in March was in violation of its fiduciary duties, and was consummated with the aim of entrenching its Board to the substantial monetary harm of its stockholders. As you are aware, the Circuit Court in and for Baltimore City observed at our emergency hearing that First Union had raised "grave questions about this transaction."

            In particular, in light of the state court's stated concern and First Union's expression of interest, we expect that Sizeler and its Board will conduct itself appropriately.

                                              Very truly yours,

                                              FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS

                                              Michael L. Ashner
                                              Chief Executive Officer

cc: Mr. William Byrnes
    Stephen Kastenberg, Esq.